Endorsement          In this endorsement "we", "our" and "us" mean MONY
                     Life Insurance Company of America. "You" and "your" mean the owner of the Policy at the time an owner's right is exercised.

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This endorsement is made part of this policy as of the policy Register Date. It modifies this policy as noted below.

1. All references to sex or Male or Female in this policy and any additional benefit riders are eliminated.

2. The second paragraph of "The Basis We Use for Computation" provision is deleted and replaced by the following:

We use the 2001 Commissioners Standard Ordinary 80% Male, 20% Female Composite Ultimate Age Nearest Birthday Mortality Table at attained ages 0-17, and the 2001 Commissioners Standard Ordinary 80% Male, 20% Female, Smoker or Nonsmoker Ultimate Age Nearest Birthday Mortality Tables at attained ages 18 and over. We use these tables as the basis for determining maximum insurance costs, net single premiums, and minimum cash surrender values. We take account of the attained age and class of risk of the insured person; however, the maximum cost of insurance rates, net single premiums, and minimum cash surrender values for the base policy do not vary by class of risk of insured persons for risk classifications of Standard or better.



                     MONY LIFE INSURANCE COMPANY OF AMERICA


/s/Christopher M. Condron                /s/Karen Field Hazin
--------------------------               --------------------
Christopher M. Condron, Chairman         Karen Field Hazin, Vice President,
of the Board, President and              Secretary and Associate General Counsel
Chief Executive Officer

















ICC09-S.07-20